SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                        XM SATELLITE RADIO HOLDINGS INC.
                        --------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)


                                   983759-10-1
                                   -----------
                                 (CUSIP Number)


                               Christine J. Smith
                                 Vice President
                               AEA XM Investors Inc.
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 644-9500
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 8, 2000
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|


                                  Page 1 of 15
                            Exhibit Index on page 15

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                            Page 2 of 15
_____________________________                   _____________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     AEA XM Investors Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b)[X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     OO
________________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ------------------------------------

     Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -----------------
BENEFICIALLY
   OWNED            2,264,150
  BY EACH
 REPORTING
PERSON WITH    _________________________________________________________________
               8    SHARED VOTING POWER
                    -------------------

                    0
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER
                    ----------------------

                    2,264,150
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
                    ------------------------

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     ------------------------------------------------------------

     2,264,150
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
     ---------------------------------------------------------------------
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     --------------------------------------------------

     7.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     ------------------------

     OO
________________________________________________________________________________

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                            Page 3 of 15
_____________________________                   _____________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     AEA XM Investors I LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b)[X]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS
     OO
________________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ------------------------------------

     Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -----------------
BENEFICIALLY
   OWNED            259,207
  BY EACH
 REPORTING
PERSON WITH    _________________________________________________________________
               8    SHARED VOTING POWER
                    -------------------

                    0
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER
                    ----------------------

                    259,207
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
                    ------------------------

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     ------------------------------------------------------------

     2,264,150
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
     ---------------------------------------------------------------------
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     --------------------------------------------------

     7.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     ------------------------

     OO
________________________________________________________________________________

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                           Page 4 of 15
_____________________________                   _____________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     AEA XM Investors II LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b)[X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     OO
________________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ------------------------------------

     Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -----------------
BENEFICIALLY
   OWNED            2,004,943
  BY EACH
 REPORTING
PERSON WITH    _________________________________________________________________
               8    SHARED VOTING POWER
                    -------------------

                    0
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER
                    ----------------------

                    2,004,943
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
                    ------------------------

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     ------------------------------------------------------------

     2,264,150
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
     ---------------------------------------------------------------------

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     --------------------------------------------------

     7.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     ------------------------

     OO
________________________________________________________________________________

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                           Page 5 of 15
_____________________________                   _____________________________



Item 1.              Security and Issuer.
                     --------------------

                     The class of equity securities to which this statement on
Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of XM Satellite Radio Holdings Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1500 Eckington Place, N.E., Washington, D.C. 20002.

Item 2.              Identity and Background.
                     ------------------------

                     This Statement is being filed by AEA XM Investors Inc., a Delaware corporation ("AEA XM Investors"), AEA XM Investors I LLC, a Delaware limited liability company ("AEA XM I"), and AEA XM Investors II LLC, a Delaware limited liability company ("AEA XM II" and collectively with AEA XM I, the "AEA XM Entities") (each, a "Reporting Person").

                     On August 8, 2000, AEA XM I and AEA XM II purchased an aggregate of 60,000 shares of the Issuer's Series C convertible redeemable preferred stock, par value $0.01 per share (the "Series C Preferred Stock"), which is convertible into shares of the Class A Stock as described in Item 3. XM Investors I LP, a Delaware limited partnership ("XM Investors I"), is the managing member of AEA XM I and XM Investors II LP, a Delaware limited partnership ("XM Investors II"), is the managing member of AEA XM II. AEA XM Investors is the general partner of each of the XM Investors I and XM Investors II.

                     By virtue of its being the general partner of each of XM Investors I and XM Investors II, the managing members of AEA XM I and AEA XM II, respectively, AEA XM Investors may be deemed to have beneficial ownership of any and all shares of Class A Stock beneficially owned by the AEA XM Entities. The principal business address of AEA XM Investors and the AEA XM Entities is 65 East 55th Street, New York, New York 10022.

                     AEA XM Investors was formed to act as the general partner of each of XM Investors I and XM Investors II. XM Investors I and XM Investors II were formed to (i) act as the managers of AEA XM I and AEA XM II, respectively, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. AEA XM I and AEA XM II were formed (i) to acquire, own, hold, sell, convert, exchange and transfer equity interests in or indebtedness of the Issuer, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing.

                     For information with respect to the identity and principal occupation of each executive officer and director of AEA XM Investors see
Schedule I attached hereto.

                     None of AEA XM I, AEA XM II or AEA XM Investors nor, to the best of knowledge of each of them, any of its respective executive officers or directors, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                           Page 6 of 15
_____________________________                   _____________________________



Item 3.              Source and Amount of Funds or Other Consideration.
                     --------------------------------------------------

                     AEA XM I acquired 6,869 shares of the Issuer's Series C Preferred Stock, which are convertible into shares of Class A Stock at an initial exercise price of $26.50 per share, pursuant to the Stock Purchase Agreement, dated as of July 7, 2000 (the "Purchase Agreement") by and among the Issuer, Motient Corporation, a corporation duly organized under the laws of the State of Delaware ("Motient"), the Baron Asset Fund series ("Baron Asset") and the Baron iOpportunity Fund series ("Baron iOpportunity") of Baron Asset Fund, a business trust organized under the laws of the Commonwealth of Massachusetts, and the Baron Capital Asset Fund series of the Baron Capital Funds Trust ("Baron Capital" and collectively with Baron Asset and Baron iOpportunity, "Baron"), a business trust organized under the laws of the State of Delaware, Clear Channel Investments, Inc., a corporation duly organized under the laws of the State of Nevada ("Clear Channel"), Columbia XM Radio Partners, LLC, a limited liability company duly organized under the laws of the Commonwealth of Virginia ("Columbia Radio Partners"), DIRECTV Enterprises, Inc. a corporation duly organized under the laws of the State of Delaware ("DIRECTV"), General Motors Corporation, a corporation duly organized under the laws of the State of Delaware ("GM"), Madison Dearborn Capital Partners III, L.P. ("Madison Capital"), Madison Dearborn Special Equity III, L.P. ("Madison Equity"), Special Advisors Fund I, LLC ("Madison Advisors" and, collectively with Madison Capital and Madison Equity, each an entity duly organized under the laws of the State of Delaware, "Madison"); Telcom-XM Investors, L.L.C., a limited liability company duly organized under the laws of the State of Delaware ("Telcom");Columbia XM Satellite Partners III, LLC, a limited liability company duly organized under the laws of the Commonwealth of Virginia ("Columbia Satellite Partners"), Columbia Capital Equity Partners III (QP), L.P., a limited partnership company duly organized under the laws of the State of Delaware ("Columbia Equity Partners", and collectively with Columbia Radio Partners and Columbia Satellite Partners, "Columbia"), American Honda Motor Co, Inc., a corporation duly organized under the laws of the State of California ("Honda") and the AEA XM Entities. AEA XM II acquired 53,131 shares of Issuer's Series C Preferred Stock, pursuant to the Purchase Agreement, which are convertible into shares of Class A Stock at an initial exercise price of $26.50 per share.

Item 4.    Purpose of Transaction.
           -----------------------

           The AEA XM Entities acquired the Issuer's Series C Preferred Stock as an equity investment in the Issuer, both to strengthen the financial condition, and to share in a possible increase in value of a significant business.

           Certain of the rights of the AEA XM Entities with respect to the Issuer are governed by a shareholders' agreement by and among the Issuer, the AEA XM Entities and certain other significant shareholders of the Issuer (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, the AEA XM Entities have the right to select one member of the Issuer's Board of Directors and will have certain approval rights with regard to the selection of one of the Board of Directors' independent directors. Certain other material provisions of the Shareholders' Agreement are described in more detail in Item 6 below.

           Except as described above in this Item 4 and below in Item 6, neither of the AEA XM Entities has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Shareholders' Agreement, the AEA XM Entities may determine to change their investment intent with

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                           Page 7 of 15
_____________________________                   _____________________________



respect to the Issuer at any time in the future. The AEA XM Entities intend to vote their respective shares of Series C Preferred Stock as each deems appropriate from time to time. In determining from time to time whether to sell their shares of the Series C Preferred Stock (and in what amounts) or to retain such shares, the AEA XM Entities will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the AEA XM Entities. Each of the AEA XM Entities reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.              Interest in Securities of the Issuer.
                     -------------------------------------

                     The Reporting Persons may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) that is composed of the following entities by virtue of the Shareholders' Agreement: (1) General Motors; (2) DIRECTV; (3) Clear Channel; (4) Motient; (5) Telcom; (6) Madison Dearborn; (7) Baron; (8) Columbia; (9) AEA XM Entities; and (10) Honda. The Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock of the Issuer held by the other members of the group, and the filing of this Statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock of the Issuer held by the other members of the group.

                     Based solely upon the Available Data, the Reporting Persons believe that, as of August 8, 2000, the members of the group beneficially owned the number of shares of Class A Common Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Common Stock of the Issuer outstanding on August 8, 2000 set forth in the table. The Issuer's Series A convertible preferred stock is convertible into Class A Common Stock on a one-for-one basis. The Issuer's Series C Preferred Stock is convertible into shares of Class A Common Stock at the current conversion price of $26.50.

Name of Beneficial Owner           Number of Shares                Percentage
------------------------           ----------------                ----------

MOTIENT                                  16,757,262                  34.3%
GM                                       11,861,221                  27.0%
DIRECTV                                   6,307,969                  16.4%
CLEAR CHANNEL                             8,329,877                  25.8%
COLUMBIA                                  3,531,343                  10.9%
TELCOM                                    2,661,211                   8.2%
MADISON DEARBORN                          4,663,418                  14.4%
AEA XM ENTITIES                           2,264,151                   7.0%
HONDA                                     1,886,792                   5.8%
BARON                                     2,253,314                   7.0%

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                           Page 8 of 15
_____________________________                   _____________________________



                     On August 8, 2000, AEA XM I acquired 6,869 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and on August 8, 2000, AEA XM II acquired 53,131 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                     Except for the transactions reported in this Statement, the Reporting Persons have not engaged in any other transactions in the Issuer's Class A Common Stock within the past 60 days.

                     To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Common Stock within the past 60 days, except that the following persons acquired shares of Class A Stock, in the amounts indicated below, as a stock distribution made in connection with that executive officers' personal ownership of certain shares of the Issuers' Series B Preferred Stock:

                         Pierce J. Roberts, Jr.        57 shares

                     Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Issuer's Class A Common Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (3) on August 8, 2000, DIRECTV acquired 20,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                     Based solely upon the information set forth in the Issuer's Registration Statement, dated June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Common Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock.

                     Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Telcom acquired from the Issuer in a private placement 2,696,626 shares of Class A Common Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Telcom acquired 80,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock.

                     Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999 Columbia acquired from the Issuer in a private placement 2,696,626 shares of Class A Common Stock upon conversion

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                           Page 9 of 15
_____________________________                   _____________________________



of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999 Columbia acquired 80,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, (3) on August 8, 2000, Columbia XM Radio acquired 4,500 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, (4) on August 8, 2000, Columbia XM Satellite acquired 8,203.313 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (5) on August 8, 2000, Columbia Capita Equity acquired 7,296.687 acquired shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                     Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Common Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share,
(2) on October 8, 1999, M-D Capital Partners acquired 80,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock and (3) on August 8, 2000, M-D Capital Partners acquired 48,914 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                     Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Common Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share and (2) on August 8, 2000, M-D Special Equity acquired 1,086 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                     Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Common Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share.

                     Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) in January 1999, Motient loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, Motient acquired from XM Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of Motient's common stock, par value $.01 per share (the "Exchange Transaction"), (3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by Motient were exchanged on a one-for-one basis for shares of Class B Common Stock and as a result, Motient owned 125 shares of Class B Common Stock of the Issuer, which constituted 100% of the outstanding Class B Common Stock, and which were the only shares of the Issuer's capital stock then outstanding; also as part of this reorganization, certain of the debt interests acquired by Motient in the

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                           Page 10 of 15
_____________________________                   _____________________________



Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B common stock, (4) in September 1999, the Issuer effected a 53,514 for 1 stock split and as a result, the 125 shares of Class B Common Stock then owned by Motient were exchanged for 6,689,250 shares of Class B Common Stock, (5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by Motient converted into 11,182,926 shares of Class B Common Stock and as a result of this conversion, as of October 8, 1999, Motient owned an aggregate of 17,872,176 shares of Class B Common Stock, (6) on October 8, 1999, Motient acquired 200,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (7) on January 17, 2000, Motient transferred 1,314,914 shares of the Issuer's Class A Common Stock to Baron Asset Fund pursuant to the terms of a note issued by Motient to Baron Asset Fund.

                     Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that on August 8, 2000, Honda acquired 50,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                     Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that: (1) on January 17, 2000, Baron Asset Fund acquired 1,314,914 shares of the Issuer's Class A Common Stock from Motient pursuant to the terms of a note issued by Motient to Baron Asset Fund, (2) on August 8, 2000, Baron Asset Fund acquired 31,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, (3) on August 8, 2000, Baron iOpportunity Fund acquired 2,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (4) on August 8, 2000, Baron Capital Asset Fund acquired 2,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                     The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Persons.

Item 6.    Contracts Arrangements, Understandings or Relationships with Respect
           --------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

           The summary descriptions contained in this Item 6 of the Shareholders' Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Shareholders' Agreement and the Registration Rights Agreement which are incorporated by reference herein and which were filed as Exhibits 10.1 and 10.2 to Amendment No. 1 to the Registration Statement of the Issuer on Form S-1, No. 333-39176 filed with the Securities and Exchange Commission.

                             Shareholders' Agreement

           Set forth below is a description of certain material provisions of the Shareholders' Agreement:

           Governance Provisions. The Issuer's board of directors consists of eleven members, one of whom is selected by Telcom, one of whom is selected by General Motors or DIRECTV, one of whom is selected by Clear Channel, one of whom is selected by the AEA XM Entities, five of whom are selected by Motient, and two independent directors, one of whom must be approved by Motient, and one of whom must be approved

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                           Page 11 of 15
_____________________________                   _____________________________



by a majority of the other parties to the Shareholders' Agreement. Following receipt of approval of the FCC to transfer control of the Issuer from Motient to a diffuse group of shareholders, the Issuer's board of directors will consist of ten members, one of whom will be selected by Telcom, one of whom will be selected by General Motors or DIRECTV, one of whom will be selected by Clear Channel, one of whom will be selected by the AEA XM Entities, three of whom will be selected by Motient, two independent directors of recognized industry experience and stature whose nominations must be approved by Motient and certain of the other parties to the Shareholders' Agreement, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

           Conversion of Class B Common Stock to Class A Common Stock. The Class B Common Stock owned by Motient is convertible into Class A Stock, on a one-for-one basis, at any time at Motient's discretion. In addition, under the Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Common Stock, which must include at least 20% of the public holders of the Class A Common Stock, may require conversion by Motient. This conversion will not be effected, however, if the FCC does not approve the transfer of control of the Issuer from Motient to a diffuse group of shareholders.

           Non-Competition. Motient has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as Motient holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in Motient owning less than 5% of the Issuer's common stock.

                          Registration Rights Agreement

           In addition to the contracts and agreements described above and in
Item 4 above, the AEA XM Entities have certain registration rights with respect to the Class A Common Stock, pursuant to an amended and restated registration rights agreement, dated as of August 8, 2000 (the "Registration Rights Agreement"), by and among the Issuer, the AEA XM Entities and certain other stockholders named therein. Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Common Stock, including shares issuable upon conversion of other securities. The Series C investors receive their demand right beginning on August 9, 2000. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Common Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Common Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

           Other than the Shareholders' Agreement and the Registration Rights Agreement, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons or, to the best of their knowledge, any executive officer or director of any such entity, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                           Page 12 of 15
_____________________________                   _____________________________



Item 7.              Material to be Filed as Exhibits.
                     ---------------------------------

Exhibit 1. Amended and Restated Shareholders' Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

Exhibit 2. Amended and Restated Registration Rights Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

Exhibit 3.           Joint Filing Agreement, dated as of August 18, 2000.

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                           Page 13 of 15
_____________________________                   _____________________________



                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2000

                                       AEA XM INVESTORS INC.


                                       By:  /s/Christine J. Smith
                                          -----------------------------
                                       Name:   Christine J. Smith
                                       Title:  Vice President


                                       AEA XM INVESTORS I LLC

                                       By:  XM INVESTORS I LP, its managing
                                            member

                                       By:  AEA XM INVESTORS INC., its general
                                            partner

                                       By:  /s/Christine J. Smith
                                          -----------------------------
                                       Name:   Christine J. Smith
                                       Title:  Vice President


                                       AEA XM INVESTORS II LLC

                                       By:  XM INVESTORS II LP, its managing
                                            member

                                       By:  AEA XM INVESTORS INC., its general
                                            partner

                                       By:  /s/Christine J. Smith
                                          -----------------------------
                                       Name:   Christine J. Smith
                                       Title:  Vice President

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                           Page 14 of 15
_____________________________                   _____________________________



                                                               Schedule I
                                                               ----------

                              AEA XM INVESTORS INC.

                        DIRECTORS AND EXECUTIVE OFFICERS



Name                                                                    Present Principal Occupation
----                                                                    ----------------------------

Pierce J. Roberts, Jr., Chairman of the Board                           Managing Director of AEA Investors,
                                                                        Inc., a private equity firm

Scott A. Dahnke, President                                              Managing Director of AEA Investors Inc.

Christopher P. Mahan, Vice President, Assistant Secretary               Principal of AEA Investors Inc.
and Treasurer

Christine J. Smith, Vice President, Secretary and                       General Counsel of AEA Investors Inc.
Assistant Treasurer

                                  SCHEDULE 13D
_____________________________                   _____________________________
 CUSIP No. 983759-10-1                           Page 15 of 15
_____________________________                   _____________________________



                                                               Exhibit 3
                                                               ---------
                             Joint Filing Agreement
                             ----------------------

           In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $0.01 par value, of XM Satellite Radio Holdings Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Dated: August 18, 2000

                                       AEA XM INVESTORS INC.


                                       By:  /s/Christine J. Smith
                                          -----------------------------
                                       Name:   Christine J. Smith
                                       Title:  Vice President


                                       AEA XM INVESTORS I LLC

                                       By:  XM INVESTORS I LP, its managing
                                            member

                                       By:  AEA XM INVESTORS INC., its general
                                            partner

                                       By:  /s/Christine J. Smith
                                          -----------------------------
                                       Name:   Christine J. Smith
                                       Title:  Vice President


                                       AEA XM INVESTORS II LLC

                                       By:  XM INVESTORS II LP, its managing
                                            member

                                       By:  AEA XM INVESTORS INC., its general
                                            partner

                                       By:  /s/Christine J. Smith
                                          -----------------------------
                                       Name:   Christine J. Smith
                                       Title:  Vice President